Exhibit 99.1

ORANGE COUNTY -
POUGHKEEPSIE LIMITED PARTNERSHIP

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

Balance Sheets	2
December 31, 2006 and 2005

Statements of Operations	3
For the years ended December 31, 2006, 2005 and 2004

Statements of Changes in Partners’ Capital	4
For the years ended December 31, 2006, 2005 and 2004

Statements of Cash Flows	5
For the years ended December 31, 2006, 2005 and 2004

Notes to Financial Statements	6-12

Deloitte & Touche LLP
Suite 1500
191 Peachtree Street NE
Atlanta, GA 30303-1924
USA

Tel: +1 404 220 1500
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of Orange County - Poughkeepsie Limited Partnership:

We have audited the accompanying balance sheets of Orange County - Poughkeepsie Limited Partnership (the “Partnership”) as of December 31, 2006 and 2005, and the related statements of operations, changes in partners’ capital, and cash flows for each of the three years in the period ended December 31, 2006.  These financial statements are the responsibility of the Partnership’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2 and 4 to the financial statements, approximately 98% of the Partnership’s revenue in each of the three years in the period ended December 31, 2006 is affiliate revenue.

Atlanta, Georgia
February 28, 2007

ORANGE COUNTY - POUGHKEEPSIE LIMITED PARTNERSHIP

BALANCE SHEETS
DECEMBER 31, 2006 AND 2005
(Dollars in Thousands)

	2006	2005
ASSETS

CURRENT ASSETS:

Accounts receivable, net of allowance of $0 and $0	$98	$254
Unbilled revenue	1,586	1,599
Due from general partner	9,509	7,802
Prepaid expenses and other current assets	111	157

Total current assets	11,304	9,812

PROPERTY, PLANT AND EQUIPMENT - Net	38,917	37,516

TOTAL ASSETS	$50,221	$47,328

LIABILITIES AND PARTNERS’ CAPITAL

CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$103	$171
Advance billings	—	72
Total current liabilities	103	243

LONG TERM LIABILITIES	328	189

Total liabilities	431	432

COMMITMENTS AND CONTINGENCIES (NOTES 5 and 6)

PARTNERS’ CAPITAL	49,790	46,896

TOTAL LIABILITIES AND PARTNERS’ CAPITAL	$50,221	$47,328

See notes to financial statements.

ORANGE COUNTY - POUGHKEEPSIE LIMITED PARTNERSHIP

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Dollars in Thousands)

	2006	2005	2004

OPERATING REVENUE (see Note 4 for Transactions with Affiliates):
Service revenues	$157,993	$180,508	$163,367

OPERATING COSTS AND EXPENSES (see Note 4 for Transactions with Affiliates):
Cost of service (excluding depreciation and amortization related to network assets included below)	24,449	25,292	16,854
General and administrative	2,623	2,142	2,242
Depreciation and amortization	6,720	6,347	5,521
Net loss on sale of property, plant and equipment	—	1	60

Total operating costs and expenses	33,792	33,782	24,677

OPERATING INCOME	124,201	146,726	138,690

INTEREST AND OTHER INCOME - Net	693	782	980

NET INCOME	$124,894	$147,508	$139,670

Allocation of Net Income:
Limited partners	$18,734	$22,126	$20,950
General partner	106,160	125,382	118,720

See notes to financial statements.

ORANGE COUNTY - POUGHKEEPSIE LIMITED PARTNERSHIP

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Dollars in Thousands)

	General Partner	Limited Partners
			Warwick
	Verizon	Taconic	Valley	Total
	Wireless	Telephone	Telephone	Partners’
	of the East LP	Corporation	Company	Capital
BALANCE—January 1, 2004	$42,260	$3,729	$3,729	$49,718

Net income	118,720	10,475	10,475	139,670

Distribution to partners	(133,450)	(11,775)	(11,775)	(157,000)

BALANCE—December 31, 2004	27,530	2,429	2,429	32,388

Net income	125,382	11,063	11,063	147,508

Distribution to partners	(113,050)	(9,975)	(9,975)	(133,000)

BALANCE—December 31, 2005	39,862	3,517	3,517	46,896

Net income	106,160	9,367	9,367	124,894

Distribution to partners	(103,700)	(9,150)	(9,150)	(122,000)

BALANCE—December 31, 2006	$42,322	$3,734	$3,734	$49,790

See notes to financial statements.

ORANGE COUNTY - POUGHKEEPSIE LIMITED PARTNERSHIP

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Dollars in Thousands)

	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$124,894	$147,508	$139,670
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,720	6,347	5,521
Net loss on sale of property, plant and equipment	—	1	60
Changes in certain assets and liabilities:
Accounts receivable	156	(10)	(171)
Unbilled revenue	13	(350)	(383)
Prepaid expenses and other current assets	46	(105)	(3)
Accounts payable and accrued liabilities	68	(5)	88
Advance billings	(72)	(72)	(166)
Long term liabilities	139	189	—

Net cash provided by operating activities	131,964	153,503	144,616

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures, including purchases from affiliates, net	(8,257)	(9,599)	(10,484)
Change in due from General Partner, net	(1,707)	(7,802)	19,766

Net cash used in / (provided by) investing activities	(9,964)	(17,401)	9,282

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in due to General Partner	—	(3,102)	3,102
Distribution to partners	(122,000)	(133,000)	(157,000)

Net cash used in financing activities	(122,000)	(136,102)	(153,898)

CHANGE IN CASH	—	—	—

CASH—BEGINNING OF YEAR	—	—	—

CASH—END OF YEAR	$—	$—	$—

NONCASH TRANSACTIONS FROM INVESTING AND FINANCING ACTIVITIES:
Accruals for capital expenditures	$36	$174	$434

See notes to financial statements.

ORANGE COUNTY - POUGHKEEPSIE LIMITED PARTNERSHIP

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(Dollars in Thousands)

1.              ORGANIZATION AND MANAGEMENT

Orange County - Poughkeepsie Limited Partnership—Orange County - Poughkeepsie Limited Partnership (the “Partnership”) was formed in 1987.  The principal activity of the Partnership is providing wholesale cellular service to resellers who operate principally in the Orange County and Poughkeepsie, New York metropolitan service areas.

The partners and their respective ownership percentages as of December 31, 2006, 2005 and 2004 are as follows:

Managing and general partner:

Verizon Wireless of the East LP*	85.0%

Limited partners:

Taconic Telephone Corporation (“Taconic”)	7.5%
Warwick Valley Telephone Company (“Warwick”)	7.5%

*                    Verizon Wireless of the East LP is a partnership which is consolidated by Cellco Partnership (d/b/a Verizon Wireless) (“Cellco”).  Prior to August 15, 2006, Verizon Wireless of the East LP (the “General Partner”) was a partnership between Verizon Wireless of Georgia LLC and Verizon Wireless Acquisition South LLC, which hold a controlling interest, and Price Communications which had a preferred interest.  On August 15, 2006 Verizon ELPI Holding Corp. (a subsidiary of Verizon Communications Inc.) became the owner of the preferred interest previously held by Price Communications.

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Estimates are used for, but not limited to, the accounting for: allocations, allowance for uncollectible accounts receivable, unbilled revenue, fair value of financial instruments, depreciation and amortization, useful lives and impairment of assets, accrued expenses, taxes, and contingencies.  Estimates and assumptions are periodically reviewed and the effects of any material revisions are reflected in the financial statements in the period that they are determined to be necessary.

Revenue Recognition—The Partnership earns revenue by providing access to the network (access revenue) and for usage of the network (airtime/usage revenue), which includes roaming and long distance revenue.  In general, access revenue is billed one month in advance and is recognized when earned; the unearned portion is classified in advance billings.  Airtime/usage revenue, roaming revenue and long distance revenue are recognized when service is rendered and included in unbilled revenue until billed.  The roaming rates charged by the Partnership to Cellco do not necessarily reflect current market rates.  The Partnership will continue to re-evaluate the rates on a periodic basis (see Note 4).  The Partnership’s revenue recognition policies are in accordance with the Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin (“SAB”) No. 101, Revenue Recognition in Financial Statements and SAB No. 104, Revenue Recognition.

Approximately 98% of the Partnership’s 2006, 2005 and 2004 revenue is affiliate revenue due to the fact that Cellco is the Partnership’s primary reseller.  The wholesale rates charged to Cellco do not necessarily reflect current market rates.  The Partnership continues to re-evaluate the rates and expects these rates to be reduced in the future consistent with market trends and the terms of the limited partnership agreement (See Note 4).

Cellular service revenues resulting from a cellsite agreement with Cellco are recognized based upon an allocation of airtime minutes (See Note 4).

Operating Costs and Expenses—Operating costs and expenses include costs and expenses incurred directly by the Partnership, as well as an allocation of certain administrative and operating costs incurred by the General Partner or its affiliates on behalf of the Partnership.  Services performed on behalf of the Partnership are provided by employees of Cellco.  These employees are not employees of the Partnership and therefore, operating expenses include direct and allocated charges of salary and employee benefit costs for the services provided to the Partnership.  The Partnership believes such allocations, principally based on the Partnership’s percentage of total customers, customer gross additions, or minutes-of-use, are reasonable.

Property, Plant and Equipment—Property, plant and equipment primarily represents costs incurred to construct and expand capacity and network coverage on Mobile Telephone Switching Offices (“MTSOs”) and cell sites.  The cost of property, plant and equipment is depreciated over its estimated useful life using the straight-line method of accounting.  Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the related lease.  Major improvements to existing plant and equipment are capitalized. Routine maintenance and repairs that do not extend the life of the plant and equipment are charged to expense as incurred.

Upon the sale or retirement of property, plant and equipment, the cost and related accumulated depreciation or amortization is eliminated from the accounts and any related gain or loss is reflected in the Statements of Operations.

Network engineering costs incurred during the construction phase of the Partnership’s network and real estate properties under development are capitalized as part of property, plant and equipment and recorded as construction in progress until the projects are completed and placed into service.

FCC Licenses—The Federal Communications Commission (“FCC”) issues licenses that authorize cellular carriers to provide service in specific cellular geographic service areas.  The FCC grants licenses for terms of up to ten years.  In 1993 the FCC adopted specific standards to apply to cellular renewals, concluding it will reward a license renewal to a cellular licensee that meets certain standards of past performance.  Historically, the FCC has granted license renewals routinely.  All wireless licenses issued by the FCC that authorize the Partnership to provide cellular services are recorded on the books of Cellco.  The current term of the Partnership’s FCC licenses expire in June 2007 and January 2008.  Cellco believes it will be able to meet all requirements necessary to secure renewal of the Partnership’s wireless licenses.

Valuation of Assets—Long-lived assets, including property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.  The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.  The impairment loss, if determined to be necessary, would be measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

As discussed above, the FCC licenses under which the Partnership operates are recorded on the books of Cellco.  Cellco does not charge the Partnership for the use of any FCC license recorded on its books.  However, Cellco believes that under the Partnership agreement it has the right to allocate, based on a reasonable methodology, any impairment loss recognized by Cellco for all licenses included in Cellco’s national footprint.  Accordingly, the FCC licenses, including the licenses under which the Partnership operates, recorded on the books of Cellco are evaluated for impairment by Cellco, under the guidance set forth in Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets.

The FCC licenses are treated as an indefinite life intangible asset on the books of Cellco under the provisions of SFAS No. 142 and are not amortized, but rather are tested for impairment annually or between annual dates, if events or circumstances warrant.  All of the licenses in Cellco’s nationwide footprint are tested in the aggregate for impairment under SFAS No. 142.  When testing the carrying value of the wireless licenses in 2004 for impairment, Cellco determined the fair value of the aggregated wireless licenses by subtracting from enterprise discounted cash flows (net of debt) the fair value of all of the other net tangible and intangible assets of Cellco, including previously unrecognized intangible assets. This approach is generally referred to as the residual method.  In addition, the fair value of the aggregated wireless licenses was then subjected to a reasonableness analysis using public information of comparable wireless carriers. If the fair value of the aggregated wireless licenses as determined above was less than the aggregated carrying amount of the licenses, an impairment would have been recognized by Cellco and then may have been allocated to the Partnership. During 2004, the test for impairment was performed with no impairment recognized.

On September 29, 2004, the SEC issued a Staff Announcement No. D-108, Use of the Residual Method to Value Acquired Assets other than Goodwill.  This Staff Announcement requires SEC registrants to adopt a direct value method of assigning value to intangible assets, including wireless licenses, acquired in a business combination under SFAS No. 141, Business Combinations, effective for all business combinations completed after September 29, 2004.  Further, all intangible assets, including wireless licenses, valued under the residual method prior to this adoption are required to be tested for impairment using a direct value method no later than the beginning of 2005. Any impairment of intangible assets recognized upon application of a direct value method by entities previously applying the residual method should be reported as a cumulative effect of a change in accounting principle.  Under this Staff Announcement, the reclassification of recorded balances from wireless licenses to goodwill prior to the adoption of this Staff Announcement is prohibited.

Cellco evaluated its wireless licenses for potential impairment using a direct value methodology as of December 15, 2006 and 2005 in accordance with SEC Staff Announcement No. D-108.  The valuation and analyses prepared in connection with the adoption of a direct value method and subsequent revaluation resulted in no adjustment to the carrying value of Cellco’s wireless licenses and, accordingly, had no effect on its financial statements.  Future tests for impairment will be performed at least annually and more often if events or circumstances warrant.

Concentrations—To the extent the Partnership’s customer receivables become delinquent, collection activities commence.  The General Partner accounts for 93.6% and 83.8% of the accounts receivable balance at December 31, 2006, and 2005 respectively.  The Partnership maintains an allowance for losses, as necessary, based on the expected collectibility of accounts receivable.

Approximately  98% of the Partnership’s 2006, 2005 and 2004 revenue is affiliate revenue.

Cellco and the Partnership rely on local and long-distance telephone companies, some of whom are related parties, and other companies to provide certain communication services.  Although management believes alternative telecommunications facilities could be found in a timely manner, any disruption of these services could potentially have an adverse impact on the Partnership’s operating results.

Although Cellco and the General Partner attempt to maintain multiple vendors for equipment, which are important components of its operations, they are currently acquired from only a few sources.  Certain of these products are in turn utilized by the Partnership and are important components of the Partnership’s operations.  If the suppliers are unable to meet the General Partner’s needs as it builds out its network infrastructure and sells service, delays and increased costs in the expansion of the Partnership’s network infrastructure or losses of potential customers could result, which would adversely affect operating results.

Financial Instruments—The Partnership’s trade receivables and payables are short-term in nature, and accordingly, their carrying value approximates fair value.

Income Taxes—The Partnership is not a taxable entity for Federal and state income tax purposes.  Any taxable income or loss is apportioned to the partners based on their respective partnership interests and is reported by them individually.

Due to/from General Partner—Due to/from General Partner principally represents the Partnership’s cash position.  The General Partner manages all cash, investing and financing activities of the Partnership.  As such, the change in Due from General Partners is reflected as an investing activity in the Statements of Cash Flows while the change in Due to General Partner is reflected as a financing activity.  Additionally, administrative and operating costs incurred by the General Partner on behalf of the Partnership are charged to the Partnership through this account.  Interest expense/income is based on the average monthly outstanding balance in this account and is calculated by applying Cellco’s average cost of borrowing from Verizon Global Funding, a wholly owned subsidiary of Verizon Communications. The cost of borrowing was approximately 5.4%, 4.8%, and 5.9% for the years ended December 31, 2006, 2005 and 2004, respectively.  Included in Interest and Other Income, Net is net interest income related to the Due from General Partner balance of $693, $782 and $980 for the years ended December 31, 2006, 2005 and 2004, respectively.

Distributions—The Partnership is required to make distributions to its partners on a quarterly basis based upon the Partnership’s operating results, cash availability and financing needs as determined by the General Partner at the date of distribution.

3.              PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consists of the following as of December 31, 2006 and 2005:

	Useful Lives	2006	2005
Buildings	10-40 years	$14,367	$13,408
Wireless plant equipment	3-15 years	61,795	58,087
Furniture, fixtures and equipment	2-5 years	18	303
Leasehold Improvements	5 years	2,460	2,149

		78,640	73,947

Less accumulated depreciation		(39,723)	(36,431)

Property, plant and equipment, net		$38,917	$37,516

Capitalized network engineering costs of $545 and $406 were recorded during the years ended December 31, 2006 and 2005, respectively.  Construction-in-progress included in certain of the classifications shown above, principally wireless plant equipment, amounted to $641 and $2,368 at December 31, 2006 and 2005, respectively.  Depreciation and amortization expense for the years ended December 31, 2006, 2005 and 2004 was $6,720, $6,347 and $5,521, respectively.

4.              TRANSACTIONS WITH AFFILIATES

Significant transactions with affiliates (Cellco and its related entities), including allocations and direct charges, are summarized as follows for the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
Revenue:
Operating revenues (b)	$153,176	$176,310	$158,571
Cellsite allocated revenues (c)	1,336	1,377	1,506
Cost of Service:
Direct telecommunication charges (a)	7,194	6,355	1,697
Long distance charges	7,082	8,208	5,580
Allocation of cost of service (a)	3,812	3,364	3,360
Allocation of switch usage cost (a)	4,360	5,519	4,705
Selling, General and Administrative:
Allocation of certain general and administrative expenses (a)	1,911	1,672	2,198

(a)             Expenses were allocated based on the Partnership’s percentage of total customers, customer gross additions or minutes-of-use where applicable.  The Partnership believes the allocations are reasonable.

(b)            Affiliate operating revenues primarily represent revenues generated from transactions with Cellco, the Partnership’s primary reseller.  The wholesale rates charged to Cellco do not necessarily reflect current market rates.  The Partnership continues to re-evaluate the rates and expects these rates to be reduced in the future consistent with market trends and the terms of the limited partnership agreement.

(c)             Cellsite allocated revenues, based on the Partnership’s percentage of minutes of use, result from the Partnership sharing a cell site with the Catskills RSA Limited Partnership, an affiliate entity.

All affiliate transactions captured above are based on actual amounts directly incurred by Cellco on behalf of the Partnership and/or allocations from Cellco.  Revenues and expenses were allocated based on the Partnership’s percentage of total customers, gross customer additions or minutes of use where applicable. The General Partner believes the allocations are reasonable.  The affiliate transactions are not necessarily conducted at arm’s length.

The Partnership had net purchases of plant, property, and equipment with affiliates of $4,691, $4,738 and $7,245 in 2006, 2005 and 2004, respectively.

5.              COMMITMENTS

The General Partner, on behalf of the Partnership, and the Partnership itself have entered into operating leases for facilities and equipment used in its operations.  Lease contracts include renewal options that include rent expense adjustments based on the Consumer Price Index as well as annual and end-of-lease term adjustments.  Rent expense is recorded on a straight-line basis.  The noncancellable lease term used to calculate the amount of the straight-line rent expense is generally determined to be the initial lease term, including any optional renewal terms that are reasonably assured.  Leasehold improvements related to these operating leases are amortized over the shorter of their estimated useful lives or the noncancellable lease term.  For the years ended December 31, 2006, 2005 and 2004, the Partnership recognized a total of $2,001, $1,845 and $1,446, respectively, as rent expense related to payments under these operating leases, which was included in cost of service in the accompanying Statements of Operations.

Aggregate future minimum rental commitments under noncancelable operating leases, excluding renewal options that are not reasonably assured, for the years shown are as follows:

Years	Amount
2007	$1,758
2008	1,661
2009	1,159
2010	515
2011	198
2012 and thereafter	255

Total minimum payments	$5,546

From time to time the General Partner enters into purchase commitments, primarily for network equipment, on behalf of the Partnership.

6.              CONTINGENCIES

Cellco is subject to various lawsuits and other claims including class actions, product liability, patent infringement, antitrust, partnership disputes, and claims involving relations with resellers and agents. Cellco is also defending lawsuits filed against itself and other participants in the wireless industry alleging various adverse effects as a result of wireless phone usage. Various consumer class action lawsuits allege that Cellco breached contracts with consumers, violated certain state consumer protection laws and other statutes and defrauded customers through concealed or misleading billing practices. Certain of these lawsuits and other claims may impact the Partnership. These litigation matters may involve indemnification obligations by third parties and/or affiliated parties covering all or part of any potential damage awards against Cellco and the Partnership and/or insurance coverage. Attorney

Generals in a number of states also are investigating certain sales, marketing and advertising practices. All of the above matters are subject to many uncertainties, and outcomes are not predictable with assurance.

The Partnership may be allocated a portion of the damages that may result upon adjudication of these matters if the claimants prevail in their actions. Consequently, the ultimate liability with respect to these matters at December 31, 2006 cannot be ascertained. The potential effect, if any, on the financial condition and results of operations of the Partnership, in the period in which these matters are resolved, may be material.

In addition to the aforementioned matters, Cellco is subject to various other legal actions and claims in the normal course of business. While Cellco’s legal counsel cannot give assurance as to the outcome of each of these matters, in management’s opinion, based on the advice of such legal counsel, the ultimate liability with respect to any of these actions, or all of them combined, will not materially affect the financial statements of the Partnership.

7.              RECONCILIATION OF ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Balance at	Additions	Write-offs	Balance at
	Beginning	Charged to	Net of	End
	of the Year	Operations	Recoveries	of the Year
Accounts Receivable Allowances:
2006	$—	$—	$—	$—
2005	$—	$—	$—	$—
2004	$20	$—	$(20)	$—

8.              SUBSEQUENT EVENTS

Effective January 15, 2007, the General Partner, Cellco and Taconic entered into a Partnership interest Purchase Agreement where Taconic agreed to sell its 7.5% limited partnership interest to Cellco.  On February 20, 2007, Warwick notified Cellco it exercised its right to purchase a proportionate share of Taconic’s interest at the offer price.

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